Exhibit 99.85

Suite 2200, Oceanic Plaza, 1066 West Hastings Street Vancouver, British Columbia, Canada V6E 3X2 Tel. (604) 689 5767 ŵ Fax: (604) 689 3918 ŵ www.hatch.ca Hatch Ltd.
CONSENT OF EXPERT
FILED BY SEDAR
October 13, 2006
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Dear Sirs/Mesdames:

Re:	Blue Pearl Mining Ltd.
Final Short Form Prospectus dated October 13, 2006 (the “Prospectus”)

Pursuant to Section 4.4 of National Instrument 44-101 Short Form Prospectus Distributions, this letter is being filed as the consent of Hoe Teh, P. Eng., Senior Metallurgist, Hatch Ltd. to (a) being named in the Prospectus, and (b) the inclusion of a summary of the technical report entitled “Technical Report on the Endako Mine, Located in Northern British Columbia” dated July 31, 2006 (the “Report”) in the Prospectus.
I hereby confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the sections of the Report for which I was responsible or within my knowledge as a result of the services performed by me in connection with the Report.
Sincerely,

Hoe Teh, P.Eng.,
Senior Metallurgist
www.hatch.ca